[First Solar Letterhead]
August 9, 2006
BY EDGAR AND BY HAND
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Attention: Alan Morris

Re:	First Solar, Inc.
Registration Statement on Form S-1
File No. 333-135574
Filed June 30, 2006
Dear Mr. Morris:
     Set forth below are the responses of First Solar, Inc. (the “Company”) to the comment letter of the staff (the “Staff”) with respect to the above-referenced registration statement on Form S-1 (the “Registration Statement”). Enclosed herewith is a copy of Amendment No. 1 to the Registration Statement (the “Amendment”), which has been marked to indicate the changes made to the Registration Statement filed with the Securities and Exchange Commission (the “Commission”) on June 30, 2006. We are also furnishing supplementally certain information requested in the comment letter.
     For your convenience, we have set forth below the Staff’s comments in bold typeface followed by the Company’s response thereto. The page numbers in the bold headings refer to pages in the Registration Statement filed on June 30, 2006. The page numbers in the responses of the Company refer to pages in the Amendment. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Amendment.
     We are sending you by messenger hard copies of Amendment No. 1 (clean and marked) and the supplemental information you requested.
Prospectus
1.	Please confirm that any preliminary prospectus you circulate will include all non-Rule 430A information. This includes the price range and related information based on a bona fide estimate of the public offering price within that range. Also note that we may have additional comments after you include this information and all exhibits to the registration statement.

We respectively acknowledge the Staff’s comment. We confirm that we will not circulate copies of our prospectus until we have included our estimate of the price range and all other required information, except information that we may exclude in reliance upon Rule 430A.

2.	Please avoid reliance on defined terms like those in parentheses and quotation marks on page 1. If the terms are clear in context, the definitions are not necessary. If the terms are not clear in context, please revise to clarify.

Revisions have been made throughout the Amendment to remove unnecessary capitalized terms.

3.	Please replace technical, industry terms in the forepart of your document with concrete, everyday words. For example, we note your reference to “nameplate power,” “Theory of Constraints,” “Six Sigma,” “Robust Engineering,” “feed-in tariffs” and “net metering.” In other sections of your document, ensure that the meaning of the terms you use is clear; for example, we note your use of unclear technical terms in the section captioned “Challenges Facing the Photovoltaic Industry” on page 48.

Revisions have been made throughout the Amendment in response to the Staff’s comment.
Industry and Market Data, page 2
4.	Risk Factors should immediately follow a one-page prospectus cover or the prospectus summary. Please relocate the text on page ii to a more appropriate section of your document.

In response to the Staff’s comment, we have moved the section titled “Industry and Market Data” to immediately following the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations”.

5.	Please tell us whether all data you cite is publicly available. Please also tell if you commissioned any of the data or if it was prepared for use in this registration statement.

We respectfully advise the Staff that the Company did not commission any of the studies or reports cited in the Registration Statement and none of the data was prepared for use in the Registration Statement. In addition, we respectfully advise the Staff that all of the sources the Company cites in the Registration Statement are publicly available for free or on a subscription fee basis and are widely available among industry participants.

Prospectus Summary, page 1
6.	The introductory paragraph to your summary states that the summary is not complete. A summary, by its very nature, does not and is not required to contain all of the detailed information that is in the prospectus. However, if you have elected to include a summary in your prospectus, it must be complete. Do you mean to say that, because this is a summary, it may not contain all of the information that is important to your investors? Delete the reference to an incomplete summary from your prospectus.

Revisions have been made to page 1 of the Amendment in response to the Staff’s comment.

7.	Please avoid repeating text in the summary from other sections in your document.

Revisions have been made to the section of the Amendment titled “Prospectus Summary” in response to the Staff’s comment.

8.	Please highlight that substantially all of your sales have been to companies headquartered in Germany as mentioned on page 10.

Revisions have been made to page 1 of the Amendment in response to the Staff’s comment.
First Solar, page 1
9.	Please provide us independent, objective support for the statement in the first sentence.

In response to the Staff’s comment we have included independent, objective support for the statement in the first sentence of the Registration Statement in the supplemental information package being delivered herewith.

10.	Please balance your disclosure of your 2005 gross margin with equally prominent disclosure of your lower first quarter margin and your net loss.

Revisions have been made to page 1 of the Amendment in response to the Staff’s comment.

11.	Please file as exhibits the long-term supply contracts mentioned here or tell us why you believe they need not be filed.

We respectfully submit that the long-term supply contracts referenced on page 1 are not required to be filed as exhibits to the Registration Statement. These contracts are pursuant to our standard form framework agreement for the sale of solar modules, which we enter into in the ordinary course of business. Pursuant to Item 601(b)(11) of Regulation S-K, a material contract is not required to be filed as an exhibit “[i]f the contract is such as ordinarily accompanies the kind of business conducted by the registrant and its subsidiaries”. Our primary business is the manufacture and sale of solar modules pursuant to a standard form of framework agreement. Each of the long-term supply contracts is pursuant to our standard form framework agreement. In addition, we expect future framework agreements will also be based on our standard form.

The long-term supply contracts also do not fit into any of the categories of ordinary course material contracts that must be filed. First, no director, officer, promoter, voting trustee or security holder named in the Registration Statement or underwriter is a party to the long-term supply contracts. Second, each long-term supply contract is not a “contract to sell the major part of [our] products or services”. We expect each contract to represent less than 20% of our annual sales for each year during the duration of the long-term supply contracts. Third, the long-term supply contracts are not for the acquisition or sale of any property, plant or equipment. Fourth, the long-term supply contracts are not a material lease.

Based on the foregoing, we respectfully submit that the long-term supply contracts are not required to be filed as exhibits to the Registration Statement.

12.	With a view toward balancing the disclosure about the contracts, please tell us:
•	whether you will receive the revenue in equal amounts each year,

•	the terms under which the contracts may be terminated, and

•	whether the contracts will provide you with a net profit.
We respectfully acknowledge the Staff’s comment, and revisions have been made to page 1 of the Amendment in response to the first two bullet points. With respect to the third bullet point, we believe that our future profitability is subject to a number of factors that are difficult to predict with certainty and that would require extensive disclosure that would not be meaningful to investors. In addition, some of these factors are beyond our control. Accordingly, we respectfully submit that we do not believe it is appropriate to forecast profitability in the prospectus summary.
Competitive Strengths, page 2
13.	Please reconcile the fourth bullet point with the risk factor beginning at the bottom of page 9.

We respectfully acknowledge the Staff’s comment, and believe the strength in the fourth bullet point on page 2 and the risk factor on page 9 are consistent. One of our strengths is that we currently have a stable supply of cadmium telluride to operate our production lines at full capacity and satisfy market demand for the foreseeable future. To mitigate the potential cost volatility and secure a supply of the tellurium component of cadmium telluride, we also entered into a multi-year tellurium supply contract in 2006. In contrast, Solarbuzz estimates that a silicon feedstock shortage will constrain production of certain crystalline silicon manufacturers until 2008, forcing certain of these manufacturers to operate below capacity. Although we currently do not foresee a similar shortage of cadmium telluride and have taken and continue to take steps to secure a long-term supply of cadmium telluride, a disruption in the supply of cadmium telluride would have a material impact on our operations. As a result, we believe the risk factor is appropriate disclosure.
Risk Factors, page 7
Our Failure to Protect our Intellectual Property, page 14
14.	With a view toward disclosure, please tell us the percentage of your business derived from patents expiring in the near future.

We respectfully advise the Staff that we do not believe any patents expiring in the near future will have a direct impact on our operating results.
Environmental Obligations..., page 16
15.	If material, discuss environmental or health risks related to solar panels damaged by accident during shipment or installation, or by other causes like hail, windstorm, earthquakes and fire.

We respectfully advise the Staff that we do not believe the risks related to such events are material. We believe that the general environmental or health risks associated with our panels are adequately addressed by the existing language of the risk factor on page 16 of the Amendment.
Use of Proceeds, page 21
16.	Please clarify what you mean by “system development,” and disclose the approximate amount to be spent for the development.

Revisions have been made to page 21 of the Amendment in response to the Staff’s comment.
Capitalization, page 22
17.	Revise to remove the caption relating to cash and cash equivalents from your presentation of capitalization.

Revisions have been made to page 22 of the Amendment in response to the Staff’s comment.

Dilution, page 23
18.	If material, also present dilution figures that assume exercise of outstanding options.

Revisions have been made to page 23 of the Amendment in response to the Staff’s comment.
Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 27
Overview, page 27
19.	Please quantify the cost reductions you must achieve to reach your goal of being competitive on a non-subsidized basis.

Revisions have been made to page 27 of the Amendment in response to the Staff’s comment.
Financial Operations Overview, Net Sales, page 28
20.	We note that you entered into long-term sales contracts with your six largest customers. Since these agreements are expected to have a material impact on your results of operations and liquidity, Management Discussion and Analysis should describe and quantify the known or expected impact the agreements will have on your financial statements. Specifically:
•	Please revise MD&A to discuss the potential impact upon revenues, operating results and cash flows, for the decline in sales prices of 6.5% per year under the agreements. Explain how your cash flow will be effected if the fixed costs increase over the next six years.

•	Revise to disclose your commitments for capital expenditures (i.e. the cost to complete the qualification of the Ohio expansion and the German plant, building a manufacturing plant in Asia, and significant increases in research and development) needed to satisfy the terms of the agreements.

•	Revise to describe the conditions of termination under the agreements. Quantify the amount of termination fees you would potentially have to pay.

•	We note that your customers are entitled to certain remedies if you are in breach of the agreements. Please explain in greater detail these remedies and the potential impact on your results of operations or liquidity.
Revisions have been made to pages 28 and 29 of the Amendment in response to the Staff’s comment.

21.	Please clarify the extent to which you must improve current watts per module under the long-term contracts.

Revisions have been made to page 29 of the Amendment in response to the Staff’s comment.
Fiscal Years Ended December 31, 2005 and December 25, 2004, page 37
22.	Here, and on page 39, please separately quantify the extent to which revenue changes resulted from changes in volume, Watts per module and price.

Revisions have been made to page pages 38 and 40 of the Amendment in response to the Staff’s comment.
Selling, general and administrative, page 40
23.	Please describe the nature of the settlement.

Revisions have been made to page 42 of the Amendment in response to the Staff’s comment.
Liquidity and Capital Resources, page 41
24.	Revise to define the financial and other covenants that you are required to maintain under your credit facilities. Our concern is that the reader is unable to determine the degree to which you were not in compliance with these covenants.

Revisions have been made to page 43 of the Amendment in response to the Staff’s comment.
Contractual Obligations, page 43
25.	We note that your contractual obligation table only includes the portion of your recorded purchase commitments that are firm, non-cancelable and unconditional. Please tell us how this complies with the guidance in Item 303 of Regulation S-K and FR 67; Disclosure in Management’s Discussion and Analysis about Off-Balance Sheet Arrangements and Aggregate Contractual Obligations. Revise or advise.

We respectfully acknowledge the Staff’s comment, and believe that we have compiled the information in the contractual obligation table in accordance with Item 303 of Regulation S-K and FR 67, Disclosure in Management’s Discussion and Analysis about Off-Balance Sheet Arrangements and Aggregate Contractual Obligations. In response to the Staff’s comment, we have made revisions to page 44 of the Amendment to clarify the presentation.

26.	In this regard, please reconcile the purchase obligations of $77.6 million included in the table on page 43, with the $36.2 million purchase commitments disclosed in Note 8, on page F-17.

We respectfully advise the Staff that as noted in Instruction 7 to paragraph (b) of Item 303 of Regulation S-K, we are not required to include the contractual obligations table for interim periods, but we should disclose material changes outside the ordinary course of our business in the specified contractual obligations during interim periods. The changes outside the ordinary course of our business in the interim period were substantial, and we determined that the best disclosure would be to present a revised table as of the end of the interim period, April 1, 2006. However, the information disclosed in Note 8 on page F-17 is as of our most recent fiscal year end, December 31, 2005. The change in total purchase commitments from $36.2 million at December 31, 2005 to $77.6 million at April 1, 2006 was primarily due to purchase obligations we incurred during the interim period for construction of a new plant in Germany.

27.	Please clarify how the amounts in footnote one affect the numbers in each column of the table.

We respectfully advise the Staff that in the Amendment, we have updated the contractual obligations table as of July 1, 2006. On May 10, 2006, Goldman, Sachs & Co. converted all of our convertible senior subordinated notes into shares of our common stock. As a result, the convertible senior subordinated notes were not a contractual obligation on July 1, 2006, and we removed the convertible senior subordinated from the table and footnote one.
Debit and Credit Sources, page 43
28.	Please clarify the identity of the entities you name. For example, is First Solar Property LLC your wholly owned subsidiary?

Revisions have been made to page 45 of the Amendment in response to the Staff’s comment.
Business, page 52
29.	Please describe your development during the last five years. We note for example, the transactions mentioned in Note 9 on page F-18.

Revisions have been made to page 57 of the Amendment in response to the Staff’s comment.
Competitive Strengths, page 52
30.	Tell us the basis for your claim comparing your modules to crystalline silicon solar modules in Favorable system performance.

We respectfully advise the Staff that cadmium telluride semiconductor devices can absorb a broader range of solar spectrum than crystalline silicon semiconductor devices because of the different physical properties of the devices. Cadmium telluride devices produce relatively higher electricity in times when low solar irradiance occurs, such as during dawn and dusk. Cadmium telluride also has a temperature coefficient that is approximately 50% of the typical crystalline silicon semiconductor. The lower temperature coefficient of cadmium telluride results in a greater amount of electricity generation when the module is operating in high temperatures, such as during peak sunlight on a hot summer day. Energy prediction software manufactured by third parties is routinely used by banks and end users to predict the energy yield of photovoltaic systems. Our experience is that the software accurately predicts the electricity yield benefits of First Solar cadmium telluride modules over crystalline silicon modules assumed to be operating in the same location under identical operating environment conditions. We monitor over 102,000 of our modules in various operating conditions and compare the predicted energy generation of the modules with the actual energy generation on a monthly basis, providing evidence that the predictive models in the third party software are accurate.
Strategies, page 53
31.	In Penetrate key markets rapidly, please describe the “certain incentives.”

Revisions have been made to page 56 of the Amendment in response to the Staff’s comment.

32.	Please disclose the status of the new customer relationships mentioned in the last sentence of the first bullet point. When were negotiations started? What hurdles remain? Also clarify whether you will need additional production capacity to satisfy these potential new contracts.

Revisions have been made to page 56 of the Amendment in response to the Staff’s comment.

33.	Please clarify why production reduces the efficiency of research cells as mentioned in the penultimate bullet point.

We respectfully advise the Staff that we would expect a decline in conversion efficiency from a small scale cell produced in a laboratory environment to a full scale manufactured solar module due to the following factors: (i) in a laboratory environment, we may use economically non-feasible materials such as highly specialized glass; (ii) processes introduced in a laboratory environment may not scale to volume manufacturing; and (iii) variation in a single cell is highly contained, while our modules currently contain over 100 cells that are each much larger than small scale lab cells. In addition, such variation is compounded at the module level where performance is defined by the weakest performing cell.

34.	Please disclose the date of the recent California contract mentioned in the last bullet point. Also disclose the material terms, including termination provisions and when you will receive revenue from the contract.

Revisions have been made to page 56 of the Amendment in response to the Staff’s comment to disclose the date of the California contract.
Products, page 54
35.	In Recycling Program, please clarify whether this program is designed to address governmental requirements.

We respectfully advise the Staff that we are not currently subject to any government requirement to reclaim or recycle our solar modules.
Customers, page 57
36.	Please identify your principal customers. For example, we note customer concentration information in Note 15 to the financial statements.

Revisions have been made to page 60 of the Amendment in response to the Staff’s comment.
Government Subsidies, page 57
37.	In an appropriate section of your disclosure, please explain the modifications to regulations and policies that you mention in the last risk factor on page 15.

Revisions have been made to pages 61 and 62 of the Amendment in response to the Staff’s comment.
Competition, page 60
38.	Please clarify how the performance criteria you discuss throughout your prospectus compare to your competition. For example, how does the 1% semiconductor use mentioned on page 62 compare to thin film competitors? What is the size of your product compared to competitors’ products? How does your $1.59 per Watt compare to $0.09 per kWh mentioned on page 49?

Revisions have been made to page 64 of the Amendment in response to the Staff’s comment.

39.	Please expand your disclosure to include competitive conditions with other thin-film solar technologies and producers. For example, we note other semiconductor materials are in use, and alternative formats, such as flexible panels, are available.

Revisions have been made to page 64 of the Amendment in response to the Staff’s comment.
Environmental, page 61
40.	We note your disclosure regarding significant costs on page 16. Please provide the disclosure required by the last sentence of Regulation S-K Item 101(c)(1)(xii).

Revisions have been made to page 64 of the Amendment in response to the Staff’s comment.

41.	Please reconcile your statement regarding substantial compliance with the information at the top of page F-18.

We respectfully acknowledge the Staff’s comment, and submit that we believe that the statement on page 64 of the Amendment and the information at the top of F-17 of the Amendment are consistent. The recorded liability on page F-17 of the Amendment relates to anticipated and unanticipated but potential future costs relating to the Eckel Junction, Ohio and Toledo, Ohio sites. Both the Eckel Junction and Toledo sites were research and development laboratories of our predecessor and have already been remediated. We do not expect any costs related to the Eckel Junction site. We expect $42,574 of costs related to the Toledo site, as the result of a verbal agreement with the University of Toledo to pay for part of the costs to prepare the room for the next occupant. We do not believe we are in violation of any environmental law in either case, and both sites are currently being used by a third party.

Our manufacturing plant in Perrysburg, Ohio is certified to the ISO 14001 standard (proof of compliance being a major element of the standard) and audited twice each year by a third party registrar. Additionally, we have third party environmental audits conducted periodically, the last one being in October 2005. These steps give us confidence that we are in substantial compliance with applicable environmental requirements.
Employees, page 61
42.	Please update the December 2005 disclosure.

Revisions have been made to pages 65 of the Amendment in response to the Staff’s comment.
Executive Officers and Directors, page 62
43.	Please identify the chairman of the board of directors.

Revisions have been made to page 66 of the Amendment in response to the Staff’s comment.

Compensation Committee Interlocks and Insider Participation, page 64
44.	Please note that Regulation S-K Item 402(j) requires that this information be disclosed for the last completed fiscal year. Please revise your document accordingly.

Revisions have been made to page 68 of the Amendment in response to the Staff’s comment.
Executive compensation, page 64
45.	Please tell us why the information in the summary compensation table does not match the information in the option grants table.

Revisions have been made to page 68 of the Amendment in response to the Staff’s comment.

46.	Disclose the basis for the figure shown in the column labeled Grant Date Present Value in the Options/SAR Grants table. Also, clarify whether this is per share figure. See Instruction 9 to Item 402(c).

Revisions have been made to page 69 of the Amendment in response to the Staff’s comment.
47.	Disclose the basis for the figures shown in the Values for Unexercised in-the-money Options at Fiscal Year end.

Revisions have been made to page 69 of the Amendment in response to the Staff’s comment.
48.	Please disclose your plans to issue options upon the “consummation of this offering” as stated in footnote (9) on page 69. Also, in an appropriate section of your document, disclose the terms of the option grants you mention in penultimate bullet point on page 4; include disclosure of when the options will be exercisable.

We respectfully acknowledge the Staff’s comment and will update the disclosure regarding the options after the terms of the option grants have been finalized.
Employment/Severance Agreements, page 66
49.	Please file as exhibits all compensation and employment agreements with management. For example, we note ancillary agreements with Mr. Hambro mentioned here that are not listed in the exhibit index. See Regulation S-K Item 601(b)(10)(iii).

We respectfully acknowledge the Staff’s comment and will file all exhibits required by Item 601(b)(10)(iii) of Regulation S-K.

50.	Please disclose the employment agreements or understandings with Mr. Ahearn, including any understandings related to his ownership position.

Revisions have been made to page 70 of the Amendment in response to the Staff’s comment.

51.	Please provide in the prospectus all disclosure necessary to understand your existing disclosure without reference to definitions in other documents.

Revisions have been made to pages 70 and 71 of the Amendment in response to the Staff’s comment.
Principal and Selling Stockholders, page 68
52.	Please revise to explain the relationship between the offering price and the percentage ownership position of former JWMA partners.

We respectfully advise the Staff that we will include a sensitivity analysis regarding the ownership position of former JWMA partners at the time we file the Registration Statement with a price range. The sensitivity analysis will show the changes in ownership if the offering prices $1.00 above or below the mid-point of the price range. We believe the sensitivity analysis will demonstrate that changes in the offering price will only have a minimal impact on the percentage ownership of each former JWMA member.

53.	Please disclose the transactions in which of the selling holders’ securities were acquired, including resulting from the JWMA dissolution. Include the date of the acquisition and the consideration paid.

We respectfully acknowledge the Staff’s comment, but do not believe Item 403 of Regulation S-K requires us to disclose the transactions in which the selling holders’ securities were acquired in the section titled “Principal and Selling Stockholders”.

54.	With respect to the table, it is unclear why 1,062,643 unexercised options would be treated as outstanding stock for each stockholder. Please advise or revise.

Revisions have been made to page 72 of the Amendment in response to the Staff’s comment.

55.	Please identify the individuals who beneficially own the shares held in the Estate of John T. Walton.

We respectfully advise the Staff that we have disclosed the names of the individuals that have voting and dispositive power with respect to the shares held by the Estate of John T. Walton. We believe that the identification of who holds voting and dispositive power provides an investor with the information necessary to evaluate the Estate of John T. Walton.

56.	Please include a row in the table for each individual named in the summary compensation table.

Revisions have been made to page 72 of the Amendment in response to the Staff’s comment.

57.	Please reconcile the 6 persons mentioned in the last row of the table with the number of individuals mentioned in the table on page 62.

Revisions have been made to page 72 of the Amendment in response to the Staff’s comment.
Certain Relationships and Related Party Transactions, page 70
58.	Please fully disclose the terms of the transactions in this section. For example, please disclose the amount of the notes, discounts and fees, and the conversion rate.

Revisions have been made to page 74 of the Amendment in response to the Staff’s comment.

59.	Please file the related party agreements mentioned in this section as exhibits to the registration statement.

We respectfully acknowledge the Staff’s comment and will file all exhibits required by Item 601 of Regulation S-K.

60.	We note the reference to several borrowings and contributions involving JWMA mentioned at the bottom of page 41. We also note the debt mentioned on page F-14. Please tell us why you have not described each transaction in this section.

Revisions have been made to page 74 of the Amendment in response to the Staff’s comment.
Description of Certain Indebtedness, page 71
61.	Please tell us the authority by which you may qualify your disclosure by reference as you do in the first sentence.

Revisions have been made to page 75 of the Amendment in response to the Staff’s comment.
Description of Capital Stock, page 72
62.	Please disclose the number of holders of your common equity.

Revisions have been made to page 76 of the Amendment in response to the Staff’s comment.
63.	Please describe and quantify your repurchase obligation mentioned in the second paragraph of Note 9 on page F-18.

Revisions have been made to page 76 of the Amendment in response to the Staff’s comment.
Shares Eligible for Future Sale, page 74
Stockholders Agreement, page 75
64.	Please describe the registration rights mentioned in this section.

Revisions have been made to page 79 of the Amendment in response to the Staff’s comment.
Underwriting, page 79
65.	Please provide more specific information regarding the relationships mentioned in the last full paragraph on page 82.

We respectfully advise the Staff that the underwriters have not provided any investment banking, financial advisory or lending services for us other than in connection with this initial public offering. We have revised the disclosure on page 86 of the Amendment accordingly.
Financial Statements — Page F-1
66.	Consideration should be given on an ongoing basis to the updating requirements of Rule 3-12 of Regulation S-X. An updated accountant’s consent should be included with any amendment to the filing.

We respectfully acknowledge the Staff’s comment. We have updated the financial statements as of and for the period ending July 1, 2006.
Note 2. Summary of Significant Accounting Policies, page F-7
Product warranties, page F-8
67.	We note that you provide a 5-year warranty for defects and a 25-year power output warranty, both of which may be transferred from the original purchaser to a subsequent purchaser. Please respond to the following questions:
•	Tell us how you estimate warranty costs at the time of delivery considering your limited operating history. We specifically refer to the disclosure on page 7, which states “our thin film technology and solar modules do not have sufficient operating history to confirm how our solar modules will perform over their estimated 25 year useful life.”

•	Reconcile the disclosure on page F-8, which states you provide a 25-year power output warranty with the discussion on pages 13 and 55, which indicate a ten-year and twenty-five year warranty against declines of more than l0% and 20% of their initial nameplate power output ratings.

•	We note that you reduced your estimate of your product warranties by $1.0 million for the year ended December 31, 2005, due to the reductions in your manufacturing cost achieved during the year. Please explain in greater detail why you believe the reduction was appropriate. Cite the accounting literature upon which you relied.
a) We account for our product warranty liability in accordance with SFAS 5, Accounting for Contingencies, and we believe that we are able to comply with the requirement in SFAS 5 paragraph 8b that only permits the accrual of a loss contingency if its amount can be reasonably estimated. The process of estimating our warranty costs includes multiple components:
•	Manufacturing cost of a module

•	Defect rates for workmanship

•	Defect rates for stability and power output
Our estimate for the manufacturing cost of a module is based on our historical direct manufacturing cost and variable overhead. A defective module cannot typically be repaired and will therefore be replaced. We have a good understanding of our manufacturing cost since we are operating in a single product environment that allows a simple way of allocating overhead based on the number of modules produced. Although, as we note in our disclosure on page 7 of the Amendment, only a long period of time observing the actual performance of our solar modules in various field settings will confirm how they will actually perform over their estimated 25 year useful life, we believe that we have adequate data to provide a reasonable estimate of this cost for purposes of meeting the SFAS 5 requirement. We also monitor approximately 102,000 of our solar modules in use by end users, and can extrapolate future performance expectations from the observed performance of these modules. In addition, we perform extensive lifecycle tests that expose the modules to extreme stress and climate situations, simulating extended usage under adverse conditions. The results of such tests are used to further improve our ability to estimate, and also to continuously improve the robustness and reliability of our products. While thin film based modules do not have as extensive operating history over the estimated 25 year useful life, their electrical performance characteristics are generally well understood and researched. Their have been many publications by laboratories including NREL describing the lifetime performance of thin film based solar technologies. Based on this research it is understood, that the power degradation typically follows an asymptotic function, with most degradation occurring in the early life cycle stage (typically the first 3-6 month) before their performance stabilizes at their rated power. This behavior is documented and tracked with sufficient operating history providing evidence. We complement such industry knowledge with our own stress tests that we perform frequently. We expose our modules to higher than natural light conditions, constant load and open circuit conditions which are adverse to the expected lifecycle.
b) The power-output warranty covers a total of 25 years for the module. During that period we guarantee at least 90% of nameplate output for the first ten years and at least 80% for the remaining 15 years. We have revised our disclosure on page F-8 to conform to the wording on pages 14 and 58 of the Amendment.
c) We calculate our warranty liability at any point in time by applying our estimate of the per-module cost that we will incur to make a warranty replacement to our estimate of the number of solar modules sold to date that will require replacement under our warranties. We estimate the cost of replacing one of our solar modules to be the current cost of producing a solar module. Should we change our estimate of the number of solar modules that would require replacement and/or the replacement cost per solar module, we would account for that change in estimate in accordance with GAAP. During 2005, paragraph 31 of Accounting Principles Board Opinion No. (APB) 20, Accounting Changes provided that a change in an estimated warranty liability is a change that affects that period only, since it pertains to the recorded amount of a liability at a period end. The examples of changes in accounting estimates that affect the period of change and future periods provided in paragraph 33 of APB 20 pertain to changes that impact expenses recognized in the future, such as changes in estimated service lives of depreciable assets or actuarial assumptions affecting pension costs.
The $1.0 million reduction in our estimated warranty liability occurred over the course of 2005 and resulted from decreases in our estimate of the cost per module to make replacements under our warranty arrangements. 2005 was the first full year of the operation of our second generation production line (the Base Plant), which was significantly more advanced than our prior production line (the pilot line). During 2005, we continued to make substantial continuous improvements in the operation of this new line, resulting in reductions in our per-unit costs of 40% throughout the course of the year. We reassess our warranty liability on a quarterly basis based on new known facts and analysis.
Revenue Recognition, page F-9
68.	We note that your products are sold to solar project developers and system integrators who resell your solar modules to end-users. Please tell us and revise the filing to disclose the payment terms, rights of return, exchange, or other significant matters with the resellers and how you account for such obligations. Please also discuss any repurchase arrangement or post shipment obligations you have with these customers. Also explain if there are any customer acceptance provisions. Refer to SAB 104 and SFAS 48 in your response.

Our customers are system developers that design and install solar electricity generation systems, of which our solar modules are an essential component. These systems are built for system owners who are typically either building or land owners with unused land or roof space sufficient to accommodate solar electricity generation systems or investors who procure land or roof space that is sufficient to accommodate solar electricity generation systems. The system owners purchase the systems for the opportunity to earn returns on their investment by selling solar-generated electricity to utilities.

Our customers are not distributors selling our solar modules into retail channels. All of our sales to our customers are final. We make our sales against certain performance specifications based on a name-plate power rating, which is conclusively tested at our factory prior to shipment, marked on the product, and backed by a power warranty. Our customers assume risk and title to our solar modules based on the trade terms in our written contracts, and they and their customers have no right of return or exchange, either by contract or as a matter of practice. Our payment terms are net 45 days upon receipt of the product, but are changing to 10 days upon invoicing for 2007 based on our key customer contracts. We have no post-shipment obligations or any repurchase obligations.

Paragraph 3 of SFAS 48 establishes its scope. Since there are no rights of return for our products, the guidance in SFAS 48 does not apply to the recognition of revenue on our sales of our solar modules. As noted in footnote 2 on page F-8 of the Amendment, we follow the guidance of SAB 104 and, accordingly, do not recognize revenue until persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the price to the buyer is fixed or determinable, and collectibility is reasonably assured.

We have revised our footnote disclosure to note the following: “We do not offer extended payment terms or rights of return of our sold products”.

69.	In this regard, we have the following comments regarding your revenue recognition for the units sold under your long-term sales agreements:
•	Please revise the filing to describe the significant terms of these agreements. Specifically identify any rights of return, exchange, or repurchase arrangements included in these agreements and how your default under these arrangements would impact or alter these rights. Refer to paragraph 6-8 of SFAS 48 in your response.

•	Tell us your consideration of whether the requirement under the supply contracts to meet or exceed a specified minimum average number of Watts per module constitutes a revenue-generating activity and therefore might establish a deliverable in a multiple-deliverable arrangement subject to the accounting requirements of EITF 00-21.

•	We may have further comment based on your response.
As noted in our response to comment 68, we have made changes throughout the Amendment to disclose that we do not offer rights of return, exchange or repurchase (excluding end-of-life). Since there are no such rights in any of our agreements related to our sales, we have concluded that the guidance in SFAS 48 does not apply to the recognition of revenue on our sales of our solar modules.
In our consideration of the applicability of EITF 00-21 to our long-term sales contracts, we note that we deliver only one product, 2’ x 4’ solar modules rated in watts. These modules are exactly alike, except for differences in their power rating that result entirely from variability inherent in our production process. Our long-term sales contracts are framework agreements which convert into binding agreements through a four quarter rolling forecast process.
The minimum average watt per module is a specification requirement and not a deliverable in itself constituting a multiple-deliverable arrangement subject to the accounting requirements of EITF 00-21. We also note that the average-watt-per-module requirement under our sales agreements does not take effect until 2007 and will revise our disclosure accordingly.
Note 6. Debt, page F-14
Long-term debt, page F-15
70.	We note that on May 10, 2006 these convertible notes were converted into 878,651 shares of common stock under a separate conversion agreement and not under the terms of the original note agreement. Please tell us in detail the terms of separate conversion agreement, including the price at which the notes were converted and how you accounted for this conversion such that you anticipate recording a loss on extinguishment of the notes. Please also revise the filing to include this information.

The key terms of the conversion agreement were to allow the conversion of the notes into shares of our common stock on May 10, 2006, which was earlier than conversion was permitted under the terms of the note agreement, and to set a per share price for the conversion, which was $84.22. As noted in our response to comment 71, we have determined that this price represents the fair value of our stock upon conversion.

The conversion resulted in the notes being converted to 878,651 shares of our common stock at $84.22 per share, for a total value of the shares issued of $74,000,000. This equaled the principal amount of the notes. However, as part of the conversion transaction, we also charged unamortized deferred loan costs of $1,005,000 and credited accrued interest on the notes which we were not required to pay as a result of the conversion of $962,000 to gain/loss on extinguishment.

This resulted in a net loss on extinguishment of $43,000 which we recorded as Other Expense in our Consolidated Statement of Operations.
Note 10. Stock Options, page F-18
71.	Provide us with an itemized chronological schedule detailing each issuance of your common shares and stock options since July 2005 through the date of your response. Include the following information for each issuance or grant date:
•	Number of shares issued or issuable in the grant

•	Purchase price or exercise price per share

•	Any restriction or vesting terms

•	Management’s fair value per share estimate

•	How management determined the fair value estimate

•	Identity of the recipient and relationship to the company

•	Nature and terms of any concurrent transactions with the recipient

•	Amount of any recorded compensation element and accounting literature relied upon to support the accounting.
In the analysis requested above, highlight any transactions with unrelated parties believed by management to be particularly evident of an objective fair value per share determination. Please provide us with a chronological bridge of management’s fair value per share determinations to the current estimated IPO price per share. Also, indicate when discussions were initiated with your underwriter(s) about possible offering price ranges. We will delay our assessment of your response pending inclusion of the estimated IPO price in the filing.
The following table presents information about our stock options granted since July 2005. All shares in each award listed vest on the dates noted. Shares issued upon exercise of the options are restricted as to their transferability prior to First Solar, Inc.’s stock becoming publicly traded and may be repurchased at the First Solar, Inc.’s discretion under certain circumstances. There were no concurrent transactions with the recipients. Accounting for compensation for these options was in accordance with SFAS 123(R).

		Exercise		Estimated
	# of	Price		Fair		Recorded
	Shares	per	Vesting	Value per	Name &	Compensation
Date	Issuable	Share	Date	Share	Relationship	Element (1)
10/1/2005	473,366	$21.00	8/31/2008	$84.00	Various employees	$25,268,000
10/1/2005	3,750	$21.00	8/31/2007	$84.00	S. Hansen; employee	$274,000

		Exercise		Estimated
	# of	Price		Fair		Recorded
	Shares	per	Vesting	Value per	Name &	Compensation
Date	Issuable	Share	Date	Share	Relationship	Element (1)
10/1/2005	3,750	$21.00	8/31/2008	$84.00	S. Hansen; employee	$277,000
10/1/2005	3,750	$21.00	8/31/2009	$84.00	S. Hansen; employee	$279,000
10/1/2005	3,750	$21.00	8/31/2010	$84.00	S. Hansen; employee	$281,000
12/14/2005	15,000	$22.00	12/14/2005	$84.00	B. Sohn; director	$2,162,000
12/14/2005	15,000	$22.00	12/14/2005	$84.00	M. Sweeney; director	$2,162,000
12/14/2005	2,500	$22.00	12/14/2006	$84.00	G. Hambro; executive officer	$182,000
12/14/2005	2,500	$22.00	12/14/2007	$84.00	G. Hambro; executive officer	$184,000
12/14/2005	2,500	$22.00	12/14/2008	$84.00	G. Hambro; executive officer	$186,000
12/14/2005	2,500	$22.00	12/14/2009	$84.00	G. Hambro; executive officer	$187,000
12/15/2005	5,000	$22.00	12/15/2006	$84.00	H. Eichermueller; employee	$364,000
12/15/2005	5,000	$22.00	12/15/2007	$84.00	H. Eichermueller; employee	$368,000
12/15/2005	5,000	$22.00	12/15/2008	$84.00	H. Eichermueller; employee	$371,000
12/15/2005	5,000	$22.00	12/15/2009	$84.00	H. Eichermueller; employee	$375,000
12/15/2005	5,000	$22.00	12/15/2010	$84.00	H. Eichermueller; employee	$378,000

(1)	Initial estimate of total compensation cost to be recognized over the options’ service periods.
The following table presents information about our common shares issued since July 2005. There was no compensation expense recorded in connection with the issuance of these shares. There were no concurrent transactions with the recipients.

				Estimated
	# of Shares	Issue Price		Fair Value	Name &
Date	Issued	per Share	Restrictions	per Share	Relationship
2/21/2006	1,363,636	$22.00	None	$84.00	JWMA, LLC; shareholder
2/22/2006	5,000	$10.00	Yes (1)	$84.00	B. Sohn; director
2/22/2006	5,000	$10.00	Yes (1)	$84.00	M. Sweeney; director
5/10/2006	878,651	$84.22	None	$84.00	Goldman, Sachs & Co.; debt holder

(1)	These shares were issued upon the exercise of stock options and so are subject to restrictions as noted in the above commentary regarding stock options.
We applied a process, in line with the guidance provided by AICPA Audit and Accounting Practice Aid Series “Valuation of privately held Company Equity Securities Issued as Compensation”, between 2005 and 2006. We determined the fair value of our ownership units applying prospective discounted cash flow calculations based on our long term financial projections. Such valuations were either generated or reviewed by independent third parties. We applied judgment to the frequency of updates to such valuations based on consideration of key milestones and events. During fiscal 2005, we continued to increase our valuation as a result of our established valuation pattern and analysis as well as third party financings during the first quarter of fiscal 2006. As a result we recorded a “cheap stock” charge as part of our stock based compensation determined under FAS123R for options granted during the second and fourth quarter of 2005.
We have historically used an income based / discounted cash flow approach in our valuation. Such valuations were performed by either independent third parties, or by us using the third party’s model and/or approach. We perform the analysis annually, provided that enough evidence for a change was provided through the key milestones and events. We used an independent third party to validate our internal calculations in April of 2005. This calculation resulted in an Enterprise value of $200 million or $22.00 per owner unit. The updated valuation was reviewed by Goldner, Hawn, Johnson and Morrison, an independent equity investment firm and approved by the board of directors.
We raised additional capital through 2005 at a valuation of $22.00 per ownership unit giving further evidence to the assigned fair market value. During the second half of 2005, the demand for our products increased significantly aided by a worldwide shortage of silicon feedstock that impacted our main competitors. Given our significant expansion needs, we initiated discussions with multiple third parties to secure further funding.
Stock options granted in 2005 were priced between $10.00 and $22.00 per unit, while the fair market value analysis resulted in $22.00 per ownership unit.
During the first six month of 2006 we did not grant any stock options. On February 6, 2006, we signed a Convertible Senior Subordinated Note with Goldman Sachs in the amount of $74 million securing additional capital for our plant expansions, and establishing a company valuation of $900 million or $84.00 per ownership unit in case of an IPO within the next 12 months. We received third party advise from Piper Jaffray, an independent investment bank, to determine the fair value of the company based on publicly traded companies in our industry. After closing the Convertible Senior Subordinated Note transaction, we started our IPO process and held our organizational meeting on March 1, 2006. In addition, we entered into long term supply contracts with our key customers with anticipated sales totaling over $1.4 billion from 2006 to 2011 during the month of April 2006. This increased our backlog visibility and long term predictability significantly, while materially reducing our capacity expansion risk. Furthermore, we realized a sizable increase in production output in April from the ramp of our Ohio Expansion, further solidifying our long term plan. These events created a sizable increase in the company’s valuation, which was further evidenced by the early conversion of the Convertible Senior Subordinated Note at a valuation of $84.00 per ownership unit during May 2006. The valuation provides strong evidence, that we should have updated our valuation model ahead of the established pattern. Given the independent third party valuation evidence we decided that our stock options granted during the fourth quarter of 2005 were not priced at the fair market value. We recorded stock based compensation under FAS123R for that period utilizing a fair market value of $84.00 per ownership unit.
During the second quarter of 2006, we continued the expansion of our capacity with the production ramp of the Ohio Expansion. We also continued the negotiations with the German government for the pending grants and financing of our German Plant. This financing was successfully completed on July 27, 2006.
On July 20, 2006, we and our underwriters reviewed our valuation utilizing valuation multiples of comparable companies. The valuation was based on our financial model provided to the investment banking firms and public company comparables.
Recent Sales of Unregistered Securities, page II-2
72.	Please ensure that you have provided all disclosure required by Regulation S-K Item 701. For example, we note that you do not appear to have discussed your February 2006 conversion to a corporation, the transaction in the last paragraph is missing the disclosure required by Item 701(d), and the applicability of your reference to section 3(h) is unclear.

Revisions have been made to page II-2 of the Amendment in response to the Staff’s comment.
Exhibits, page II-2
73.	Please file all exhibits required by Regulation S-K Item 601. For example, we note the supply contracts mentioned on pages 9 and 44, the agreements mentioned on page 71, the deposit agreement mentioned in the last paragraph of Note 5 on page F-14, and the waiver mentioned at the top of page F-16.

We respectfully acknowledge the Staff’s comment and will file all exhibits required by Item 601 of Regulation S-K.

With respect to the supply contracts referenced on pages 9 and 46 of the Amendment, we respectfully submit that they are ordinary course and not required to be filed as exhibits to the Registration Statement. Pursuant to Item 601(b)(11) of Regulation S-K, a material contract is not required to be filed as an exhibit “[i]f the contract is such as ordinarily accompanies the kind of business conducted by the registrant and its subsidiaries”. As a manufacturer of solar modules, we enter into many contracts and purchase orders for raw materials in the ordinary course of business.

The supply contracts also do not fit into any of the categories of ordinary course material contracts that must be filed. First, no director, officer, promoter, voting trustee or security holder named in the Registration Statement or underwriter is a party to the supply contracts. Second, the supply contracts are not “contracts to purchase the major part of [our] requirements of goods, services or raw materials”. We enter into many contracts and purchase orders for the raw materials we use in the ordinary course of our business to manufacture our solar modules. No individual contract represents “the major part” of all of our raw materials. Third, the long-term supply contracts are not for the acquisition or sale of any property, plant or equipment. Fourth, the long-term supply contracts are not a material lease.

Based on the foregoing, we respectfully submit that the supply contracts are not required to be filed as exhibits to the Registration Statement.
Item 17 Undertakings, page II-3
74.	Please include the undertakings required by Regulation S-K Items 512(a)(5)(ii) and 512(a)(6). See Rule 430C(d) and Rule 424(b)(3).

Revisions have been made to page II-3 of the Amendment in response to the Staff’s comment.
* * * * * * * * *

     Please do not hesitate to contact our attorneys at Cravath, Swaine & Moore LLP, specifically John T. Gaffney (212) 474-1122 or Richard T. Hossfeld (212) 474-1208, if you have any questions regarding this submission.

Sincerely,
/S/ JENS MEYERHOFF
Jens Meyerhoff
Chief Financial Officer

CC:	Russell Mancuso Kevin Knhar Angela Crane